Exhibit 12.1

Ratio of Earnings to Fixed Charges

(in thousands)

	2006	2005	2004	2003	2002
Fixed Charges Computation:
Preferred stock dividend	$1,927	$1,854	$1,512	$1,491	$2,344
Interest expense	7,060	5,075	3,722	907	—
Assumed interest element included in rent expense	1,278	935	778	735	822
Total fixed charges and preferred stock dividend	10,265	7,864	6,012	3,133	3,166

Earnings Computation:
Earnings (loss) before income taxes and equity in income (loss) of investees and minority interests	65,632	35,703	31,827	9,585	(20,315)

Less:
Preferred stock dividend	(1,927)	(1,854)	(1,512)	(1,491)	(2,344)
Minority interests	(2,824)	(816)	(114)	—	—

Add:
Fixed charges	10,265	7,864	6,012	3,133	3,166
Earnings as adjusted	$71,146	$40,897	$36,213	$11,227	$(19,493)

Ratio of earnings to fixed charges	8.5x	6.8x	8.0x	6.8x	N/A(1)

Ratio of earnings to fixed charges and preferred stock dividend	6.9x	5.2x	6.0x	3.6x	N/A(1)

(1)           For the year ended December 31, 2002, earnings were not sufficient to cover fixed charges plus preferred dividends by approximately $22.7 million.